UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2009

Commission File Number: 001-33766

AGRIA CORPORATION
Room 1701, 17/F, Dutyfree Business Building
Fuhua First Road, Futian District
Shenzhen 518048, China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agria Corporation
By:	/s/ Guanglin Lai
Name:	Guanglin Lai
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: June 25, 2009

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release

Exhibit 99.1
Notification of Late Filing
Beijing, China — June 25, 2009 — Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), an innovative China-based agri-solutions provider, today announced it would file a Form 12b-25 with the U.S. Securities and Exchange Commission regarding the late filing of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2008 (the “2008 20-F”).
Agria has been unable to complete its 2008 20-F within the prescribed time because of delays in completing the preparation of its annual financial statements. The delays have been caused by two investigations conducted at the direction of the Audit Committee which are currently underway and a delay in the independent valuation of the Company’s biological assets, including sheep and date trees, that is being conducted by an independent valuation firm.
One such investigation related to allegations that were made by a former employee of Primalights III Agricultural Development Co., Ltd. (“P3A”), a consolidated affiliated entity of the Company. One allegation related to the number of sheep purchased by P3A in August 2008 and the price that P3A paid for these sheep. Another allegation related to the authenticity of certain of P3A’s sales contracts, bank statements, and tax invoices. The Audit Committee has retained an independent international counsel, DLA Piper, to conduct investigations of these allegations. DLA Piper preliminarily concluded that the allegation regarding P3A’s contracts, bank statements, and tax invoices was unfounded. DLA Piper has conducted a review of documents provided by P3A in relation to the sheep purchase. While the number of sheep purchased by P3A has been verified by DLA Piper’s document review, the final investigation of the allegation relating to the purchase of sheep is still ongoing.
In addition, the Audit Committee has also retained an independent PRC counsel, King & Wood PRC Lawyers, to investigate and verify the chain of titles with respect to two parcels of farm land leased by P3A in 2008. This investigation and verification of land titles required interviews with and gathering a long chain of title documents from third parties, including local authorities, and such third parties were not able to comply with the request of the independent PRC counsel promptly, which has delayed the progress of this investigation.
Pending the completion of these investigations and the independent valuation of our biological assets, the Company’s board of directors has not approved the annual financial statements of the Company for the year ended December 31, 2008 and as a consequence the auditor is unable to complete its audit of the financial statements for that year or to issue an audit opinion. Given that the final conclusions of the ongoing investigations are not yet known and may be different than the preliminary conclusions to date, the Company is not able to estimate at this time when the investigations or the audit will be completed and when the 2008 20-F will be filed or the results of the pending work.
About Agria Corporation
Agria Corporation (NYSE: GRO) is an innovative China-based agri-solutions provider focusing on research and development, production and distribution of three different types of upstream agricultural products. Its diversified portfolio of products comprises corn seeds, sheep breeding and seedlings, including proprietary products. For more information about Agria Corporation, please visit www.agriacorp.com.

Contacts:

In China:	In the U.S.:
Matt Feng, Investor Relations	David Pasquale, Senior Vice President
China Tel: 133-1130-0320	U.S. Tel: +914-337-1117
matt.feng@agriacorp.com	david.pasquale@agriacorp.com
Safe Harbor Statement:
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.